ARGENTEX MINING CORPORATION

INFORMATION CIRCULAR

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

Why am I receiving these materials?

Management of Argentex Mining Corporation is soliciting proxies for use at the annual general and special meeting of shareholders to be held at Suite 900, 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, Canada, at 11:00 a.m. (Pacific time) on Wednesday, November 12, 2014, or at any adjourned or postponed meeting.

What is included in these materials?

These materials include:

  the notice of the annual general and special meeting of shareholders;

  this information circular for the annual general and special meeting of shareholders; and

  the proxy card.

We are not sending these materials to our shareholders using notice-and-access.

In this information circular, the terms “we”, “us”, and “our” refer to Argentex Mining Corporation. Unless otherwise indicated, all dollar amounts in this information circular are expressed in U.S. dollars, and information is as of September 30, 2014.

How did you obtain my information?

These materials are being sent to both registered and non-registered shareholders of our company. If you are a non-registered shareholder, and our company or our agent has sent these materials directly to you, your name and address and information about your holdings of our securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, our company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions

What items will be voted at the annual general and special meeting?

Our shareholders will be asked to vote on:

  the setting of the number of directors of our company at seven;

  the election of directors of our company;

  the appointment of Morgan LLP, Chartered Accountants, as our auditor and authorization of our directors to fix our auditor’s remuneration; and

  the re-approval the 2012 stock option plan.

What do I need to do now?

We urge you to carefully read and consider the information contained in this information circular. We request that you cast your vote on each of the items described in this information circular. You are invited to attend the meeting, but you do not need to attend the meeting in person to cast your vote. Even if you do not plan to attend the meeting, please vote by proxy by following the instructions provided in the enclosed proxy card.

Who can vote at the annual general and special meeting?

Our board of directors has fixed the close of business on September 30, 2014 as the record date for the determination of the shareholders entitled to notice of, and to vote at, the meeting or any adjourned or postponed meeting. Only the registered shareholders on the record date are entitled to vote at the meeting or any adjourned or postponed meeting.

As of the record date, 88,941,317 common shares of our company were issued and outstanding and no preferred share of our company was issued and outstanding, therefore, a total of 88,941,317 votes are entitled to be cast at the meeting.

How many votes do I have?

On each item to be voted upon, you have one vote for each common share that you owned on the record date.

How do I cast my vote?

If you are a registered shareholder,

  you may attend the meeting and cast your vote in person;

  and you do not wish to cast your vote in person or you will not be attending the meeting, you may cast your vote by proxy by doing one of the following:

  you may vote by mail, by telephone or via the Internet by following instructions provided in the enclosed proxy card; or

  You may appoint another person or company, who needs not be a shareholder, to attend the meeting on your behalf and cast your vote as your proxyholder by inserting the name of the person or company you wish to represent you at the meeting in the space provided for an alternate proxyholder on the enclosed proxy card.

In order for you to vote by proxy, you must vote by telephone or via the Internet or our transfer agent, Computershare Investor Services Inc., must receive the completed proxy card in accordance with the instructions provided in the proxy card at least 48 hours (excluding Saturdays, Sundays, and holidays recognized in the Province of British Columbia) prior to the scheduled time of the meeting or any adjourned or postponed meeting. Alternatively, the completed proxy card may be delivered to the chair of the meeting on the day of the meeting or any adjourned or postponed meeting.

If you are a non-registered shareholder,

  and you wish to cast your vote in person at the meeting, you must obtain a valid proxy from your broker, bank, or other nominee that holds your shares giving you the right to vote the shares at the meeting; or

  and you do not wish to vote in person or you will not be attending the meeting, you must cast your vote in the manner prescribed by your broker, bank or other nominee. Your broker, bank or other nominee should have enclosed or otherwise provided a voting instruction card for you to use in directing the broker, bank or nominee how to cast your vote.

What is the difference between a registered shareholder and a non-registered shareholder?

If you have a share certificate issued in your name, you are a registered shareholder.

If your shares are registered in the name of an intermediary, you are a non-registered shareholder. For example, you are a non-registered shareholder if your common shares are held in the name of broker, bank, or other nominee, then the broker, bank or other nominee is the registered shareholder with respect to those shares. However, you still are the beneficial owner of those shares. Non-registered shareholders cannot cast their votes directly and must instead instruct the broker, bank, or other nominee how to cast their votes. Non-registered shareholders are also invited to attend the meeting.

Non-registered shareholders consist of non-objecting beneficial owners and objecting beneficial owners. A non-objecting beneficial owner is a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner does not object, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators. An objecting beneficial owner means a beneficial owner of securities that has provided instructions to an intermediary holding the securities in an account on behalf of the beneficial owner that the beneficial owner objects, for that account, to the intermediary disclosing ownership information about the beneficial owner under National Instrument 54-101.

We are sending proxy-related materials directly to non-objecting beneficial owners of our common shares. We will not pay for the delivery of proxy-related materials to objecting beneficial owners of our common shares. The objecting beneficial owners of our common shares will not receive the materials unless their intermediary assumes the costs of delivery.

How will my shares be voted?

If you are a registered shareholder,

  by casting your vote by proxy, your shares represented by the proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly;

  and you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees appropriate. If you have appointed one of the management proxyholders named on the enclosed proxy card and you have not specified how to vote on a particular matter, the proxyholder(s) will vote your shares in the manner recommended by our board of directors on each item of business which you are entitled to vote on.

If you are a non-registered shareholder,

  by following voting instructions given by your broker, bank or other nominee, you are authorizing such broker, bank nominee to vote your shares on each item of business according to your instructions;

  and you do not give instructions to your broker, bank or other nominee how to vote on a particular matter, under the rules that govern brokers, banks, and other nominees who are the registered shareholders, it generally has the discretion to vote uninstructed shares on routine matters but have no discretion to vote them on non-routine matters.

How does the board of directors recommend that I vote?

Our board of directors recommends that you vote your shares:

  “For” the setting of the number of directors of our company at seven;

  “For” the election of all nominees for directors;

  “For” the appointment of Morgan LLP, Chartered Accountants, as our auditor and authorization of our directors to fix our auditor’s remuneration; and

  “For” the re-approval the 2012 stock option plan.

What vote is required for the approval of an item?

A simple majority (more than 50%) of votes cast, in person or by proxy, is required to approve each item of business.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum is reached with at least two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

What if I change my mind?

If you are a registered shareholder, you may revoke your proxy or change your vote by submitting another proxy with a later date or revoke your proxy by sending a written notice that you are revoking your proxy to our transfer agent, Computershare Investor Services Inc., at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada no later than 48 hours (excluding Saturdays, Sundays, holidays recognized in the Province of British Columbia) prior to the scheduled time of the meeting or any adjourned or postponed meeting.

If you are a registered shareholder, you may revoke your proxy by attending the meeting and casting your vote in person or delivering a written notice that you are revoking your proxy to the chair of the meeting at the meeting before the vote in respect of which the proxy is to be used is taken. Your attendance at the meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

You may revoke your proxy in any other manner permitted by law.

After revoking your proxy, you may vote again by submitting another proxy with a later date by a deadline for submitting a proxy or by attending the meeting in person and casting your vote in person.

If you are a non-registered shareholder, you will need to follow the voting instruction provided by your broker, bank or other nominee regarding how to revoke or change your vote.

What happens if any amendments or variations are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees appropriate, to the extent permitted by law. Management or our directors are not aware of such amendment, variation or other matter expected to come before the meeting.

How can I attend the annual general and special meeting?

You may call us at (604) 568-2496 or the toll-free number 1-888-227-5285 if you want to obtain information or directions to be able to attend the annual general and special meeting and vote in person.

You may be asked to present valid picture identification, such as a driver’s license or passport, before being admitted to the meeting. If you are a non-registered shareholder, you will also need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from your broker, bank or other nominee is an example of proof of ownership.

Who pays for the cost of proxy preparation and solicitation?

We pay for the cost of proxy preparation and solicitation, including the reasonable charges and expenses of brokers, banks or other nominees for forwarding proxy materials to non-registered shareholders.

We are soliciting proxies primarily by mail. In addition, our directors, officers and regular employees may solicit proxies by telephone, facsimile, mail, other means of communication or personally. These individuals will receive no additional compensation for their services other than their regular salaries.

We will ask brokers, banks, and other nominees to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable expenses.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of our directors and executive officers, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of our company, other than as set forth below:

Name of Shareholder	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Class of Outstanding Voting Securities(1)
Austral Gold Limited (2)	17,779,500 Common Shares (3)(4)	19.9%
International Finance Corporation	10,804,706 Common Shares (5)	12.2%

Notes

(1)	Based on 88,941,317 common shares of our company issued and outstanding as of September 30, 2014. We have no preferred shares issued and outstanding.

(2)

Includes 8,632,000 common shares owned by Austral Gold Limited, 448,500 common shares owned by Guanaco Mining Company Corp., a subsidiary of Austral Gold Limited, 8,632,000 common shares owned by Austral Gold Argentina S.A., a subsidiary of Austral Gold Limited, and 67,000 common shares owned by Dolphin Fund Plc, an investment fund managed by the Chairman of the Board of Austral Gold Limited.

(3)

Excludes 4,316,000 common shares that may be issued upon the exercise of 4,316,000 share purchase warrants currently owned by Austral Gold Limited and 4,078,915 common shares that may be issued upon the exercise of 4,078,915 share purchase warrant owned by Austral Gold Argentina S.A., a subsidiary of Austral Gold Limited, none of which may be exercised if such exercise would result in Austral Gold Limited (and its subsidiary) owning or controlling 20% or more of the outstanding voting securities of our company immediately after giving effect to such exercise.

(4)

Pursuant to an investment agreement dated July 2, 2013 with Austral Gold Limited, Austral Gold Limited is entitled to nominate one member of our board of directors, an Assistant Secretary and one member of our Technical Advisory Board. The investment agreement also entitles Austral Gold Limited (and its affiliates) to certain anti-dilution rights. In the investment agreement, Austral Gold Limited agreed that it (and its affiliates) would not initiate or support any effort to gain control of our company and that it (and its affiliates) would refrain from acquiring any more than 19.9% of the issued and outstanding shares of our company unless otherwise agreed to by us, and both Austral Gold Limited and we agreed to discuss a potential business combination. The investment agreement remains in effect until such time as Austral Gold Limited (together with its affiliates) owns less than 10% of the issued and outstanding shares of our company.

(5)

Excludes 10,804,706 common shares that may be issued upon exercise of 10,804,706 share purchase warrants. International Finance Corporation has entered into an undertaking with our company which restricts International Finance Corporation from exercising such warrants if it will result in International Finance Corporation owning or controlling 20% or more of the outstanding voting securities of our company immediately after giving effect to such exercise. As of September 30, 2014 International Finance Corporation could exercise 8,717,240 of their share purchase warrants, provided no other common shares were issued by us.

NUMBER OF DIRECTORS

Management of our company is asking our shareholders to set the number of directors of our company at seven.

Management and our board of directors recommend that you vote FOR setting the number of directors of our company at seven.

ELECTION OF DIRECTORS

Our directors are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with our articles or until such director’s earlier death, resignation or removal.

Management of our company is proposing to nominate the persons named in the table below for election by our shareholders as our directors. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province or State, and Country of Residence and Position(s) with Our Company	Present Principal Occupation, Business or Employment	Periods from which Nominee has Served as a Director	Number of Voting Securities of Our Company Beneficially Owned, or Controlled or Directed, Directly or Indirectly (1)
Michael Brown British Columbia, Canada President, Chief Executive Officer and Director	President, Chief Executive Officer and director of Argentex Mining Corporation	December 20, 2012	42,000 Common shares
Patrick Downey (3) (4) (5) British Columbia, Canada Director	Independent Mining Executive	September 10, 2008	600,000 Common shares
Stephen Hanson (2) (5) (6) British Columbia, Canada Director	President and director of International Frontier Resources Corporation	May 11, 2010	9,500 Common shares
Rob Henderson (2) (3) (4) (5) (6) British Columbia, Canada Director	President and Chief Operating Officer of Amerigo Resources Ltd.	August 1, 2012	Nil
Wayne Hubert (3) (4) (6) (7) (8) Utah, United States Director	Mining Consultant	July 3, 2013	Nil
Don Siemens (2) British Columbia, Canada Director	Corporate Finance Consultant	November 19, 2013	Nil
Richard Thibault (2) (5) Providenciales, Turks and Caicos Islands Director	Mining Consultant	February 9, 2006	125,000 Common Shares

Notes

(1)	The information as to the number of voting securities of our company beneficially owned, or controlled or directed, directly or indirectly, by the nominees is as of September 30, 2014, and is based on the information furnished to us by the respective nominees individually.

(2)	Member of our audit committee.

(3)	Member of our compensation committee.

(4)	Member of our nomination committee.

(5)	Member of our special committee.

(6)	Member of our disclosure committee.

(7)

Pursuant to an investment agreement dated July 2, 2013 with Austral Gold Limited, we agreed to nominate Wayne Hubert, a nominee of Austral Gold Limited, as a nominee for election to our board of directors at our annual general meeting held during calendar year 2013. During each calendar year thereafter, Austral Gold Limited has the right to nominate one qualified person (as defined in the investment agreement; who may or may not be Mr. Hubert) to serve as Austral Gold Limited’s director on our board of directors and we must include such qualified person as Austral Gold Limited’s nominee for election to our board of directors in the meeting materials sent to our shareholders for that calendar year.

(8)	Wayne Hubert is also a director of Austral Gold Limited. Please see the section entitled “Principal Holders of Voting Securities” for information regarding the security ownership of Austral Gold Limited.

Management does not contemplate that any of the nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the meeting, then the persons named in the enclosed proxy card may, if permitted by applicable law, vote for another nominee at their discretion unless you have indicated in your proxy or voting instruction that your shares are to be withheld from voting on the election of directors.

Biographies

     Michael Brown – Mr. Brown is currently the President and Chief Executive Officer of our Company, a position he has held since August 2012. Mr. Brown has 18 years of experience in resource industries. He was formerly the Vice President of Energy – Kinross Gold Corp. from June 2009 to February 2012. Prior to that, he was the Development Manager at Pacific Hydro from 2002 to April 2009. He has led exploration and resource development programs in prolific mineral regions such as Western Australia, Chile, Argentina and Indonesia (Rio Tinto, Homestake and Phelps Dodge) and has participated in the development of multiple $100 million dollar plus projects in Latin America. He is also currently and has been a director of Reservoir Capital Corp. (TSX-V:REO) since 2012. Mr. Brown holds an MBA from the University of Melbourne, and a double Science (Hons - Geology) and Arts Degree, from the University of Melbourne. Mr. Brown is fluent in English and Spanish. In September, 2013 Mr. Brown became a member of the Australian Institute of Geoscientists, which qualifies him as a Qualified Person under National Instrument 43-101.

     Patrick Downey– Mr. Downey is an independent mining executive. He served as President and Chief Executive Officer of Elgin Mining Inc. (TSX: ELG), a TSX listed company, focused on the exploration and development of gold properties located in Canada, the US and Mexico, from June 2011 until it was acquired by Mandalay Resources in September 2014. Mr. Downey served as President, Chief Executive Officer and a director of Aura Minerals Inc. (TSX: ORA), a TSX-listed company that is focused on the acquisition, exploration, development and operation of gold and base metal properties in the Americas, from April 2007 to June 2011 and has over 25 years of international experience in the resource industry. Mr. Downey was President, Chief Executive Officer and director of Viceroy Exploration Ltd. prior to its acquisition by Yamana Gold Inc. in 2006 for CDN$600 million (approximately US$600 million). Prior to that, he was President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation, where he negotiated the successful merger to form Canico Resource Corp., which was purchased in 2006 by Companhia Vale do Rio Doce for over $800 million. He has held senior engineering positions at several large-scale gold mining operations and has also held operating positions at several mining projects for Anglo American Corporation in South Africa. Mr. Downey is also a member of the board for a number of resource companies in the mining sector. Mr. Downey holds a Bachelor of Science (Hon.) degree in Engineering from Queen’s University in Belfast, Ireland and is a registered member with the Association of Professional Engineers and Geoscientists of British Columbia.

     Stephen Hanson - With over 20 years of finance and corporate development experience, Mr. Hanson is currently the President and a director of International Frontier Resources Corporation, (TSX.V: IFR) a position he has held since November 2013. Mr. Hanson is also the CEO of Carolina Capital Corp., (TSX.V: CQC) a position he has held since February 2013. Mr. Hanson is and has been a director of Carolina Capital Corp. since July 2010. Mr. Hanson has been the President of Discovery Management Services Ltd., since 2002, a venture capital consulting firm assisting early-stage companies in the development of short and long-term financing strategies. Mr. Hanson served as Chairman and Managing Director of Van Arbor Asset Management, an award winning equity money management firm from 2004 until 2008, which he founded in 2003. Van Arbor Asset Management was bought by ZLC Private Investment Management in 2008. In 2009, Mr. Hanson served as President and CEO of PanAsian Petroleum, an Oil and Gas Company that during his tenure was acquired by Ivanhoe Energy. In 2011/2012 Mr. Hanson was a Director of Lion Petroleum Corp., a private Oil and Gas Company focused on East Africa bought by Taipan Resources. He has served on numerous private and public company boards.

     Rob Henderson – Mr. Henderson is a professional engineer with 29 years of international experience in operating, building and acquiring mineral properties. Mr. Henderson is the President and Chief Operating Officer with Amerigo Resources Ltd., which has operations in Chile. He was appointed as Chief Operating Officer in June 2012 and was promoted to President and Chief Operating Officer on October 1, 2013. From 2004 to 2012, he led a team of mining professionals at Kinross Gold Corporation ultimately serving as Senior Vice President Technical Services responsible for mine planning, mineral resources and reserves, and energy Prior to Kinross, Mr. Henderson worked in mine operations with Rand Mines and De Beers and then with SNC Lavalin and Hatch delivering engineering services to international mining clients.

Mr. Henderson holds a BSc. Chemical Engineering degree and a Masters in Business Administration degree both from the University of Cape Town, South Africa.

     Wayne Hubert - Mr. Hubert is a highly experienced and accomplished mining executive with over 20 years' experience working in the South American resources sector. Mr. Hubert has been a mining consultant since January 2011. From September 2006 until December 2010 he was the Chief Executive Officer of ASX-listed Andean Resources Limited ("Andean"), and led the team that increased Andean's value from CDN$70 million to CDN$3.6 billion in four years. Andean was developing a world-class silver and gold mine in Argentina when it was acquired by Goldcorp Inc.

Mr. Hubert, B.Sc. (Engineering), MBA, has also held executive roles for Meridian Gold with experience in operations, finance and investor relations. Currently he is a Director of Austral Gold Limited (ASX:AGD), an Australian-based mining and exploration company focused on Latin America, a Director InZinc Mining Ltd. (TSX-V: IZN), formerly Lithic Resources Ltd. (TSX-V:LTH) and a Director of Midas Gold Corp (TSX:MAX).

     Don Siemens - Mr. Siemens specializes in corporate finance, cross-border transactions and mergers & acquisitions as an independent financial advisor. Mr. Siemens brings over 30 years of experience as a Chartered Accountant, including 8 years in public practice as a partner with major accounting firms, 8 years in senior executive positions in industry and 18 years as a self-employed financial services executive. He currently serves as a director for seven additional public companies: Hansa Resources Limited (TSX-V:HRL), Nikos Explorations Ltd. (TSX-V:NIK), Goldgroup Mining Inc. (TSX:GGA), Boss Power Corp. (TSX-V:BPU), Grande West Transportation Group Inc. (TXS-V:BUS), Great Western Minerals Group Ltd. (TSX-V:GWG), Wildcat Silver Corporation (TSX-V:WS) and Atlantic Gold Corporation (TSX-V:AGB). Mr. Siemens was previously the Partner-in-Charge of Thorne Ernst & Whinney's (now KPMG) Vancouver office Financial Advisory Services group. Mr. Siemens obtained a Chartered Accountant designation in 1972, and a B.A. from the University of British Columbia.

     Richard Thibault - Mr. Thibault is a registered mining engineer with over 35 years of experience in engineering, operations, management and consulting experience in North and South America and is currently the President and Principal at The AVOT Group, a consultancy to the mining industry. From 2007 to March 2013, he was Chief Executive Officer and Director of Antioquia Gold Inc. (TSX-V:AGD) a publicly traded company with mining interests in Colombia. From 1996 to 2006, Mr. Thibault worked in in Argentina, Bolivia, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela. While based in Buenos Aires, Argentina he held the position of President of High American Gold Inc., a publicly traded junior mining company, and Managing Director of Procesadora de Boratos Argentinos S.A., a private industrial mineral company. In Santiago, Chile he was the General Manager of the consulting firm BGC-AVOT Engineering Inc. In 2006/07, he held the position of Vice President, Minerals of Daleco Resources Corp., a United States based publicly traded company. Before moving to South America, he worked for Fording Coal Ltd., a Canadian based company, in progressively responsible positions. Mr. Thibault is also a director of Puma Exploration Inc. (TSX-V:PUM).

Mr. Thibault has a B.Sc. (Mining Engineering) from Queen’s University of Canada (1978) and is fluent in English, Spanish and French.

Management and our board of directors recommend that you vote FOR electing each of Michael Brown, Patrick Downey, Stephen Hanson, Rob Henderson, Wayne Hubert, Don Siemens and Richard Thibault as our directors.

Corporate Cease Trade Orders

No proposed director is, or within the 10 years before the date of this information circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

was subject to an a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer other than Mr. Downey, who was a director of Sutcliffe Resources Inc. (now Zoloto Resources Ltd.) from April 2007 to November 2008. On May 14, 2008, the British Columbia Securities Commission issued a management cease-trade order in respect of insiders of Zoloto Resources Ltd. (including Mr. Downey) for failure to file financial statements and annual MD&A for the financial year ended December 31, 2007. This cease-trade order was revoked on July 8, 2008.

Bankruptcies

No proposed director is, or within 10 years before the date of this information circular has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

All dollar amounts expressed in this document are in US dollars unless otherwise expressly provided.

Named Executive Officers

Set out in this section are the particulars of compensation paid to the following persons (the “NEOs”):

(a)	our chief executive officer (“CEO”);

(b)	our chief financial officer (“CFO”);

(c)

each of our three most highly compensated executive officers, other than the CEO and CFO, at the end of January 31, 2014 who were serving as executive officers whose total; compensation was, individually, more than CDN$150,000; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact the individual was neither an executive officer nor acting in a similar capacity at January 31, 2014.

Compensation Discussion and Analysis

Compensation Committee

Our compensation committee is comprised of Wayne Hubert, Patrick Downey and Rob Henderson. Our board of directors has determined that all of the compensation committee members qualify as:

  “independent” under TSX Venture Exchange and SEC independence standards; and

  “non-employee directors” under Rule 16b-3 of the Securities Exchange Act of 1934.

Our committee members have direct experience relevant to their responsibilities in determining executive compensation as follows:

  Mr. Hubert, the chairman of our compensation committee, has experience both as an executive (he was Chief Executive Officer of Andean Resources Limited, an ASX and TSX listed company, for over four years), and as a director of a number of public companies. He is currently a member of several public company boards of directors, and he has served (and continues to serve) on a number of compensation committees.

  Mr. Downey has been President and Chief Executive Officer of several TSX listed mining companies where he has been involved in determining executive compensation. In addition, while Chief Executive Officer of Elgin Mining, he obtained additional knowledge of the executive compensation market for mining executives as Elgin Mining retained the services of Coopers Consulting Ltd. to assist in the formalization of compensation, including executive compensation.

  Mr. Henderson is currently the President and Chief Operating Officer of Amerigo Resources. Before joining Amerigo Resources, he led a team of 20 mining professionals at Kinross Gold. In his executive roles he has participated in establishing compensation parameters and goals and in setting compensation.

Our compensation committee operates pursuant to a written charter adopted by our board of directors. Among other things, the charter calls upon the compensation committee to:

  determine our compensation policy and all forms of compensation for our officers and directors;

  review bonus and stock and incentive compensation arrangements for our other employees; and

  administer our stock option plan.

Our compensation committee reviews the various elements of our executive officer and director compensation and make recommendations to our board of directors for consideration and approval.

None of our company, our board of directors and our compensation committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of executive officer compensation.

Objectives of Compensation Program

The objectives of our company’s compensation program are to attract, retain and inspire members of our management team to enhance the sustainable prosperity and growth of our company. We adopt performance measures that support our strategic and compensation objectives, and emphasize long-term performance. Using equity-based compensation and other forms of remuneration, we aim to align the long-term interests of our management team and directors with that of our shareholders.

Components of Compensation

Our executive compensation program is primarily structured into three components:

1)	Employment income or consulting service fees;

2)	Bonuses; and

3)	Long-term incentives in the form of stock option grants.

Our compensation committee do not benchmark compensation of our executive officers against a peer group of companies.

Neither our board of directors nor our compensation committee formally considered the implications of the risks associated with our compensation policies and practices during the most recently completed financial year.

There is currently no prohibition on NEOs or directors purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by an NEO or director.

Employment Income or Base Consulting Fees

Our Chief Executive Officer provides services to us under an employment agreement and our Chief Financial Officer provides services to us as an independent consultant. The employment salary and benefits and consulting service fees of the NEOs are reviewed annually to ensure they reflect a balance of market conditions, the levels of responsibility and accountability of each role, the skill and competencies of the individual, the level of performance, and retention considerations.

Variable Cash Incentives - Bonuses

Our compensation committee’s philosophy with respect to bonuses awarded to NEOs is to align bonuses with the performance of our company, based on predefined goals and objectives. The payment of bonuses does not comprise a significant part of our executive compensation program. Although we do not have a formalized short-term incentive plan, whether bonuses are awarded is at the discretion of our board of directors and are generally dependent upon the level of achievement of these goals and objectives.

Long Term Compensation – Stock Options

We have no long-term incentive plans other than our stock option plans. Our stock option plans are designed to encourage share ownership and entrepreneurship on the part of our executive officers and directors. Our compensation committee believes that our stock option plans align the interests of the NEOs and Directors with shareholders by linking a component of executive compensation and director compensation to the longer term performance of our common shares.

Stock options are recommended by our compensation committee. In monitoring or adjusting the stock option allotments, our compensation committee takes into account each NEO based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value, previous option grants and the objectives set for the NEOs. The scale of stock options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of stock options to be granted pursuant to the methodology outlined above, our compensation committee also makes the following determinations:

  the NEOs, Directors and others who are entitled to participate in our stock option plans;

  the exercise price for each stock option granted;

  the date on which each stock option is granted;

  the vesting period, if any, for each stock option; and

  other material terms and conditions of each stock option grant.

Our compensation committee makes these determinations subject to and in accordance with the provisions of our stock option plans.

Summary Compensation Table

The following table sets out total compensation for the financial years ending January 31, 2012, 2013 and 2014 for each of our NEOs.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards(4) ($)	Annual incentive plans value ($)	Long term incentive plans	Pension ($)	All Other Compensation ($)	Total Compensation ($)
Michael Brown,(1)	2014	240,239	Nil	Nil	Nil	Nil	Nil	5,258	245,497
Chief Executive	2013	126,102	Nil	160,800	Nil	Nil	Nil	43,436	330,338
Officer, President	2012	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
and Director
Jeff Finkelstein(2) (3) (4)	2014	N/A	Nil	Nil	Nil	N/A	N/A	173,958	173,958
Chief Financial	2013	N/A	Nil	40,200	Nil	N/A	N/A	178,666	219,066
Officer	2012	N/A	Nil	127,512	9,972	N/A	N/A	151,850	289,334
Peter Ball (3) (4) (5) (6) (7)	2014	N/A	Nil	Nil	Nil	Nil	Nil	243,327	243,327
Former VP of	2013	N/A	Nil	40,200	Nil	Nil	Nil	191,487	231,687
Corporate	2012	N/A	Nil	222,561	9,972	Nil	Nil	136,606	369,139
Development,
former interim
President

(1)

Mr. Brown was hired as Chief Executive Officer and President on August 1, 2012. In addition to his salary, Mr. Brown was paid consulting fees of $7,237 for services provided prior to his employment, a relocation allowance of $34,048 and health care benefits of $2,151.

(2)	Jeff Finkelstein was appointed as our chief financial officer on January 7, 2011.

(3)	In the case of Messrs. Ball and Finkelstein, consulting fees, bonuses and termination fees were paid to their respective holding companies (JBD Consulting Ltd. and Ariston Capital Corp.).

(4)

Cash bonuses were granted in recognition of individual performance and corporate achievements during 2012, including the $CDN10M financing. Although the bonuses were paid in March 2012, the above table sets out the total bonus earned during our financial year ended January 31, 2012.

(5)	Mr. Ball’s holding company, Ariston Capital Corp. received an additional $14,741 in fees for serving as our interim President from January 22, 2013 to July 31, 2013.

(6)	Includes a settlement fee of approximately $67,335 paid to Ariston Capital Corp. on February 26, 2014.

(7)	Peter A. Ball was appointed as our Executive Vice President Corporate Development on March 11, 2011 and resigned from our Company on February 28, 2014.

(8)

The stock options granted in our 2013 financial year were granted pursuant to our 2012 Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The stock options were valued using a 3 year expected life of the stock options, a volatility factor of 81%, a risk-free interest rate of 1.16 and no assumed dividend rate.

(9)

The stock options granted in our 2012 financial year were granted pursuant to our 2007 Stock Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant The stock options were valued using a 3 and 5-year expected life of the stock options, volatility factors of 96% and 86%, risk-free rates of 2.19 and 1.31% and no assumed dividend rate.

Michael Brown

In June, 2012, we made an offer of employment to Michael Brown and signed a term sheet with Mr. Brown to act as our President and Chief Executive Officer. Effective August 1, 2012 we and Mr. Brown signed an employment agreement, pursuant to which we agreed to pay to Mr. Brown an annual salary of CDN$250,000 plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. On November 1, 2012 we granted stock options pursuant to our 2012 Stock Option Plan to Mr. Brown to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of approximately CDN$0.305 per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

Jeff Finkelstein

On January 7, 2011, we entered into an independent contractor agreement with JBD Consulting Ltd., a company owned or controlled by Jeffrey Finkelstein, our Chief Financial Officer, whereby JBD Consulting Ltd. agreed to provide the services of Mr. Finkelstein to our company in consideration for, among other things: (i) a monthly cash fee of CDN$12,500, due at the end of the month; and (ii) the grant of options to purchase 150,000 shares of our common stock at an exercise price equal to the closing price on the effective date of the independent contractor agreement (last sale of the day on the OTC Bulletin Board). Effective January 1, 2012, we renewed our independent contractor agreement with JBD Consulting Ltd. and Mr. Finkelstein. (see discussion below). On October 1, 2014, but with effect from January 1, 2014, we revised and renewed our independent contractor agreement with JBD Consulting Ltd. and Mr. Finkelstein (see discussion below).

On January 7, 2011, we granted stock options to Mr. Finkelstein to purchase 150,000 shares of our common stock at an exercise price of $0.80 per share, exercisable until January 7, 2014, when they expired.

On August 24, 2011, we granted to JBD Consulting Ltd., options to purchase 250,000 common shares of our company at an exercise price of CDN$1.15, exercisable until August 24, 2016. These options are fully vested.

Effective January 1, 2012, we renewed our independent contractor agreement with JBD Consulting Ltd. and Mr. Finkelstein for one year and increased the monthly consulting fee to CDN$15,000 per month plus a bonus of up to ten percent of the annual consulting fees at the discretion of the board. During March, 2012, we paid JBD Consulting Ltd. a discretionary cash bonus of CDN$10,000. Effective January 1, 2013, the independent contractor agreement was automatically renewed for one year pursuant to its terms.

On October 1, 2014, but with effect from January 1, 2014, we revised and renewed our independent contractor agreement with JBD Consulting Ltd. and Mr. Finkelstein (see discussion below).

On November 1, 2012 we granted stock options pursuant to our 2012 Stock Option Plan to JBD Consulting Ltd. to purchase an aggregate of 250,000 shares of our common stock at an exercise price of CDN$0.305 per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

Peter Ball

On March 11, 2011, we entered into an independent contractor agreement with Peter A. Ball and Ariston Capital Corp., a company owned and controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital Corp. agreed to provide services which are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to us in consideration for, among other things: (i) a monthly cash fee of CDN$12,500; and (ii) the grant of stock options to purchase 150,000 common shares of our company. Effective March 1, 2012, we renewed our independent contractor agreement with Mr. Ball and Ariston Capital Corp. (see discussion, below).

Effective March 1, 2012, we entered into an independent contractor agreement with Peter A. Ball and Ariston Capital Corp., a company owned and controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital Corp. agreed to provide consulting services as are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to our company in consideration for, among other things, a monthly cash fee of CDN$15,000, due at the end of the month. In addition, by letter agreement dated March 16, 2012, we agreed to pay to Ariston Capital Corp. and Ariston Capital Corp. agreed to accept, a monthly supplement to the consulting fee in the amount of CDN$2,500 for each month during which Mr. Ball continued to serve as our interim President. This agreement automatically renewed for twelve months on March 1, 2013. The consulting agreement expired on February 28, 2014, was not renewed and a voluntary payment of CDN$75,000 plus February consulting fees, vacation pay, reimbursement of expenses and a sales tax was paid to Ariston Capital Corp. on February 26, 2014.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based awards and option-based awards outstanding at the end of the most recently completed financial year for each of the NEO’s.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the money options ($) (4)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Michael Brown	1,000,000	0.305	October 31, 2015	Nil	Nil	Nil	Nil
Jeff Finkelstein(1)	250,000	1.15	August 23, 2016	Nil	Nil	Nil	Nil
	250,000	0.305	October 31, 2015	Nil
Peter Ball (2) (3)	150,000	1.04	March 30, 2014	Nil	Nil	Nil	Nil
	250,000	1.15	March 30, 2014	Nil
	250,000	0.305	March 30, 2014	Nil

(1)	Stock options were issued to a company controlled by Mr. Finkelstein.

(2)	Stock options were issued to a company controlled by Mr. Ball.

(3)	Stock options expired 30 days subsequent to the expiration of the consulting agreement.

(4)	Based on the closing price of our common shares on January 31, 2014 of CDN$0.10 or US$0.09 per share (exchange rate based on the Bank of Canada exchange rate of 0.8978 on January 31, 2014).

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards- Value vested during the year ($) (1)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Michael Brown	Nil	Nil	Nil
Jeff Finkelstein	Nil	Nil	Nil
Peter Ball	Nil	Nil	Nil

(1)

Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date (computed based on the difference between the market price of common shares at exercise and the exercise price of the options on the vesting date.

Pension Plan Benefits

We have had no pension, defined benefit, defined contribution or deferred compensation plans in place.

Termination and Change of Control Benefits

Michael Brown

The employment agreement between our company and Mr. Brown is for an indefinite term and will continue until the Agreement is terminated. Mr. Brown shall perform such duties as are regularly and customarily performed by the Chief Executive Officer of a public company. The employment agreement contemplates that we may terminate Mr. Brown’s employment without cause at any time by providing written notice of termination or paying in lieu of notice the severance payment. The severance payment equals 9 months of base salary plus one additional month of base salary for each full year of completed employment up to a maximum of 18 months. The employment agreement also contemplates that if within six months of a change of control of our company, we terminate Mr. Brown’s employment without cause or Mr. Brown terminates his employment for “good reason”, we will pay him an amount equal to two times the severance payment. The severance payment will be subject to statutory deductions and will be payable in a lump sum. In addition, any unvested stock options will immediately vest if Mr. Brown’s employment is terminated during a change of control period. Mr. Brown may terminate his employment with our company for good Reason, at any time within 60 days after the date he has given written notice to the Board of the alleged “good reason” and provided that our company has failed to cure such event or situation. In the event of a change of control, all of Mr. Brown’s stock options that have not vested would immediately become fully vested. “Good reason” means without Mr. Brown’s consent, a material adverse change in his duties, position, authority or responsibilities; a material reduction in his perquisites unless other executive officers are similarly treated; or a material reduction in his salary. Within two (2) business days after the termination of Mr. Brown’s employment for any reason, Mr. Brown will promptly deliver to our company all property of or belonging to or administered by our company. In addition, he will not:

(a)	compete unfairly with our company after the termination of his employment (for any reason) with our company;

(b)

appropriate for his own or third parties’ benefit, any of our company’s business opportunities that he has learned of or was working on while employed by our company (unless our company consents in writing, which consent may be unreasonably withheld); nor

(c)

solicit those employees or contractors of our company who were employed or working for our company at the time of his, for the purpose of inducing them to terminate their employment or contract with our company.

Jeff Finkelstein

We are operating under the terms of an independent contractor agreement between us and JBD Consulting Ltd. and Mr. Finkelstein that that was recently revised and renewed with effect from January 1, 2014. Under the agreement, Mr. Finkelstein will, subject to vacation time, be available to our company 80% of his working hours. The agreement provides that the independent contractor agreement may be terminated without cause by our company upon payment by our company to JBD Consulting Ltd. of the termination fee. In the most recent renewal of this agreement, we agreed that the termination fee would consist of a lump sum equal to the consulting fee (CDN$15,000 per month) (plus applicable value added taxes) for nine months. Furthermore, our independent contractor agreement with JBD Consulting Ltd. and Mr. Finkelstein provides that upon termination of the independent contractor agreement for any reason, we must immediately pay to JBD Consulting Ltd. all accrued and unpaid portions of the consulting fee (CDN$15,000 per month) due up to the date of termination, as well as any expenses properly incurred prior to the date of termination. Furthermore, if, within nine months after the occurrence of a change of control, we terminate the independent contractor agreement for any reason other than for cause, we must pay an amount equal to twenty-four months of the termination fee to JBD Consulting Ltd., together with any bonuses due for the year. Within ten (10) business days after the termination of the Contractor's retainer for any reason, the JBD Consulting Ltd. and Mr. Finkelstein will promptly deliver to our company all property of or belonging to or administered by our company in its custody, including without limitation all Confidential Information that is embodied in any form, whether in hard copy or on electronic media.

The table below provides estimates of the incremental amounts that would have been payable to the following NEOs assuming termination or change of control events occurred on January 31, 2014.

Name	Termination Without Cause ($CDN)	Termination and Change in Control ($CDN)
Michael Brown	208,333	416,667
Jeff Finkelstein	180,000	360,000

Director Compensation

The following table shows the compensation of our directors who are not our NEOs for the year ended January 31, 2014.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Patrick Downey	24,720	Nil	Nil	Nil	Nil	Nil	24,720
Stephen Hanson	19,757	Nil	Ni	Nil	Nil	Nil	19,757
Jenna Hardy (1)	4,868	Nil	Nil	Nil	Nil	Nil	4,868
Rob Henderson	19,757	Nil	Nil	Nil	Nil	Nil	19,757
Wayne Hubert	4,868	Nil	Nil	Nil	Nil	Nil	4,868
Don Siemens	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Richard Thibault	19,757	Nil	Nil	Nil	Nil	Nil	19,757

(1)	Resigned July 3, 2013

On November 12, 2010, our board of directors adopted a remuneration policy for non-executive members of our board of directors. Pursuant to this policy, each non-executive director was entitled to: (i) be paid a fee for services rendered at the request of our company in an amount determined by our President, given the circumstances and on a case-by-case basis; (ii) stock options at the discretion of our board of directors. In addition, all directors are entitled to reimbursement from our company for their reasonable travel, lodging and meal expenses incident to meetings of our board of directors or committees thereof or in connection with other board related business. On February 9, 2011, our board of directors updated our remuneration policy for non-executive members of our board of directors whereby each non-executive member is to be paid an annual retainer in the amount of CDN$5,000 at the beginning of each fiscal year, beginning with our fiscal year ended January 31, 2012.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based awards and option-based awards outstanding at the end of the most recently completed financial year for each of our directors who are not our NEOs.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Richard Thibault	250,000	0.305	October 31, 2015	Nil	Nil	Nil	Nil
Rob Henderson	250,000	0.305	October 31, 2015	Nil	Nil	Nil	Nil
Stephen Hanson	400,000	0.64	May 10, 2015	Nil	Nil	Nil	Nil
	250,000	0.305	October 31, 2015	Nil
Patrick Downey	250,000	0.305	October 31, 2015	Nil	Nil	Nil	Nil

(1)	Based on the closing price of our common shares on January 31, 2014 of CDN$ 0.10 or US$0.09 per share (exchange rate based on the Bank of Canada exchange rate of 0.8978 on January 31, 2014).

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards- Value vested during the year ($) (1)	Share-based awards- Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Patrick Downey	Nil	Nil	Nil
Stephen Hanson	Nil	Nil	Nil
Jenna Hardy	Nil	Nil	Nil
Rob Henderson	Nil	Nil	Nil
Richard Thibault	Nil	Nil	Nil

(1)

Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date (computed based on the difference between the market price of common shares at exercise and the exercise price of the options on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table summarizes certain information regarding our equity compensation plans as at January 31, 2014.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	5,315,000	$0.50	3,579,131
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	5,315,000	$0.50	3,579,131

(1)

On July 19, 2012, our board of directors adopted our 2012 stock option plan, which provides for granting of stock options to acquire up to a maximum of 10% of the number of issued and outstanding common shares at the time of grant. Management is asking you to re-approve the plan which was re-approved on November 19, 2013 at the meeting. Please see “Re-Approval of 2012 Stock Option Plan” for more information about the plan.

MANAGEMENT CONTRACTS

No person or company other than our directors or executive officers performs management functions of our company to any substantial degree.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer, employee, or proposed nominee for election as a director, or associate of such person is, or at any time during the most recently completed financial year has been, indebted to our company or subsidiary.

No indebtedness of current or former director, executive officer, employee, or proposed nominee for election as a director, or associate of such person to another entity is, or at any time during the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by our company or subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no:

(a)	director, proposed director or executive officer of our company;

(b)

person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of our company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of our company, or director or executive officer of such person or company; and

(c)	associate or affiliate of any of the foregoing person or company,

has had any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect our company or subsidiary, except with an interest arising from the ownership of securities of our company where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of securities of our company.

CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognize the principles of good management. Our board of directors is committed to sound corporate governance practices, as such practices are both in the interests of our shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Our board of directors facilitates its exercise of independent supervision over management by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. Our board of directors requires management to provide complete and accurate information with respect to our activities and to provide relevant information concerning the industry in which we operate in order to identify and manage risks. Our board of directors also holds periodic board meetings to discuss the operation of our company.

Directors are considered to be independent if they have no direct or indirect material relationship with our company. A “material relationship” is a relationship which could, in the view of our board of directors, be reasonably expected to interfere with the exercise a director’s independent judgment. Except for Michael Brown, all of our directors are independent. Michael Brown is not independent because he is our President and Chief Executive Officer.

Directorships

Our directors are also directors of the following other reporting issuers (or the equivalent in another jurisdiction):

Name of	Names of Other Reporting
Director	Issuers
Michael Brown	Reservoir Capital Corp.	TSX.V
Patrick Downey	Pan Global Resources Inc.	TSX.V
	Orezone Gold Corporation	TSX
Stephen Hanson	International Frontier Resources	TSX.V
Corporation
	Carolina Capital Corp.	TSX.V
Wayne Hubert	Austral Gold Limited	ASX
	Midas Gold Corp.	TSX
	InZinc Mining Ltd.	TSX.V
Don Siemens	Hansa Resources Limited	TSX.V/Frankfurt
	Nikos Explorations Ltd.	TSX.V
	Goldgroup Mining Inc.	TSX/OTC/BMVSIX
	Grande West Transportation Group Inc.	TSX.V
	Great Western Minerals Group Ltd.	TSX.V
	Boss Power Corp	TSX.V
	Atlantic Gold Corporation	TSX.V
	Wildcat Silver Corporation	TSX.V
Richard Thibault	Puma Exploration Inc.	TSX.V

Orientation and Continuing Education

Due to its size, our board of directors does not have a formal process of orientation or education program for the new directors. However, any new directors will be given the opportunity to (a) familiarize themselves with our company, the current directors and members of management; (b) review copies of recently publicly filed documents of our company, technical reports and our internal financial information; (c) have access to technical experts and consultants; and (d) review a summary of significant corporate and securities legislation. Board meetings may also include presentations by our management and consultants to give the directors additional insight into our business.

Ethical Business Conduct

Our board of directors has established a Code of Ethics and Business Conduct of Officers, Directors and Employees which applies to all of our officers, directors and employees. The Code of Ethics is intended to meet the requirements for a code of ethics under the Sarbanes-Oxley Act of 2002, or “SOX”, and the TSX Venture Exchange, and is specifically applicable to our principal executive officer, principal financial and accounting officer and controller or persons performing similar functions. Among other matters, the Code of Ethics is designed to deter wrongdoing and to promote:

  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  ethical and fair dealing with our financial institutions, suppliers, vendors, competitors, agents and employees;

  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

  compliance with applicable governmental laws, rules and regulations;

  lawful and ethical conduct when dealing with public officials and government entities;

  prompt internal reporting of violations of the Corporate Code of Conduct to appropriate persons identified in the code; and

  accountability for adherence to the Code of Ethics.

Waivers to the Code of Ethics may be granted only by our full board of directors. In the event that our board of directors grants any waiver of the elements listed above to any of our directors or officers, we expect to announce the waiver within four business days on the corporate governance section of our website at www.argentexmining.com.

Nomination of Directors

Potential candidates for director nomination are generally presented by individual directors for consideration to our nominating committee. There is no formal process for identifying new candidates. The process of identifying and evaluating candidates for director nomination sometimes begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by review of our nominating committee of the candidates’ resumes and interview of candidates. Based on the information gathered, our nominating committee makes recommendations to our board of directors who then make a decision on whether to recommend the candidates as nominees for directors.

Other Board Committees

In addition to the audit committee, the compensation committee, the nominating committee, our board of directors has the disclosure committee and special committee. Following discussions with potential strategic partners to advance the development of Pingüino, on December 18, 2012 we received a high-level proposal from Austral Gold to amalgamate with us. On December 27, 2012 we entered into a non-binding letter of intent to evaluate the potential for a business combination of our company with Austral Gold. On January 14, 2013 our board of directors constituted a Special Committee of independent Directors charged with the responsibility to evaluate the proposal from Austral Gold.

The purpose of our disclosure committee is to ensure that public disclosure of our company information is conducted in compliance with all applicable securities laws, regulations, rules, policies and guidelines and to ensure that our public disclosure is carried out in a manner that reflects well on our company.

Assessments

Our board of directors has no specific procedures for regularly assessing the effectiveness and contribution of our board of directors, its committees, if any, or individual directors. As our board of directors is relatively small, it is expected that a significant lack of performance on the part of a committee or individual director would become readily apparent, and could be dealt with on a case-by-case basis. With respect to our board of directors as a whole, our board of directors monitors its performance on an ongoing basis, and as part of that process considers the overall performance of our company and input from our shareholders.

APPOINTMENT OF AUDITOR

Management of our company is asking our shareholders to appoint Morgan LLP, Chartered Accountants as our auditor and to authorize our directors to fix the auditor’s remuneration.

Management and our board of directors recommends that you vote FOR appointing Morgan LLP, Chartered Accountants as our auditor and to authorize our directors to fix the auditor’s remuneration.

AUDIT COMMITTEE DISCLOSURE

The Audit Committee Charter

The full text of our audit committee charter is disclosed as Schedule B to this information circular.

Composition of the Audit Committee

The following board members act as our audit committee and oversee the accounting and financial reporting processes and audits of the financial statements of our company.

Stephen Hanson	Independent	Financially literate
Don Siemens	Independent	Financially literate
Richard Thibault	Independent	Financially literate

Relevant Education and Experience

For a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member, please review the disclosure of Mr. Hanson, Mr. Siemens, and Mr. Thibault under the heading “Election of Directors”.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of our audit committee to nominate or compensate an external auditor not adopted by our board of directors.

Reliance on Certain Exemptions

Since the commencement of our most recently completed financial year, we have not relied on the exemptions contained in sections 2.4 or 8 of National Instrument 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the financial year in which the non-audit services were provided. Section 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of National Instrument 52-110 in whole or in part.

Pre-Approval Policies and Procedures

Our policies and procedures regarding the engagement of non-audit services are disclosed in the text of the audit committee charter, attached as Schedule B to this information circular.

External Auditor Service Fees

The aggregate fees billed by Morgan LLP, our external auditors, in each of the last two financial years ended January 31, 2014 and 2013 by category, are as follows:

Financial Year Ended January 31	Audit Fees and Audit Related Fees ($)	Tax Fees ($)	All Other Fees ($)
2014	42,597	3,572	2,796
2013	44,360	11,200	3,750

In the above table, “audit fees” are fees billed by our company’s external auditor for services provided in auditing our company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of our company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

Exemption

We are relying on the exemption provided by section 6.1 of National Instrument 52-110 which provides that we, as a venture issuer, are not required to comply with Part 5 (Reporting Obligations) of National Instrument 52-110.

RE-APPROVAL OF 2012 STOCK OPTION PLAN

Management of our company is asking our shareholders to re-approve our 2012 stock option plan, which provides for granting of stock options to acquire up to a maximum of 10% of the number of issued and outstanding common shares at the time of the grant. On July 19, 2012, our board of directors adopted our 2012 stock option plan.

The TSX Venture Exchange has informed us that once our 2012 stock option plan is first approved by the TSX Venture Exchange (approved on September 27, 2012) and our shareholders (approved on September 18, 2012 and re-approved on November 19, 2013), we cannot grant stock options under our 2005 incentive stock plan and 2007 stock option plan. Any stock options granted under those two plans can be exercised if they have been granted prior to the approval of our 2012 stock option plan by the TSX Venture Exchange and our shareholders.

Description of Our 2012 Stock Option Plan

The following is a summary of the material features of our 2012 stock option plan. The full text of our 2012 stock option plan is attached to this information circular as Schedule “A”.

Purpose

The purpose of our 2012 stock option plan is to advance the interests of our company by encouraging our directors, officers, employees and consultants to acquire common shares, thereby increasing their proprietary interest in our company, encouraging them to remain associated with our company and furnishing them with additional incentive in their efforts on behalf of our company in the conduct of their affairs.

Shares Subject to Our 2012 Stock Option Plan

The common shares to be offered under our 2012 stock option plan are to consist of stock options to acquire up to a maximum of 10% of the number of issued and outstanding common shares at the time of the grant. The aggregate number of common shares to be delivered upon the exercise of all stock options granted under our 2012 stock option plan is not to exceed the maximum number of common shares permitted under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. If any stock option granted under our 2012 stock option plan expires or terminates without having been exercised in full, the unpurchased common shares will again be available for the purpose of our 2012 stock option plan.

Administration

Our 2012 stock option plan is to be administered by our board of directors or by a special committee of directors appointed by our board of directors. Our board of directors, or if appointed our special committee of directors may designate bona fide directors, officers, employees or consultants of our company or a subsidiary of our company, or a company that is wholly owned by a bona fide director, officer, employee or consultant of our company or a subsidiary of our company to whom stock options to purchase common shares may be granted and the number of common shares to be optioned to each, subject to the terms of our 2012 stock option plan.

Number of Optioned Shares

The number of common shares subject to stock options granted to an optionee, other than a consultant or an employee conducting investor relations activities, must be determined by our board of directors or by a special committee of our board of directors, if one has been appointed, but no optionee, where our company is listed on any stock exchange, must be granted stock options which cover a number of common shares which exceed the maximum number of shares permitted under any stock exchange on which common shares are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding common shares (on a non-diluted basis) in any 12 month period unless our company receives disinterested shareholder approval.

The maximum number of common shares subject to stock options that may be granted to an optionee who is a consultant is presently limited to an amount equal to 2% of the then issued and outstanding common shares (on a non-diluted basis) in any 12 month period. The maximum number of common shares subject to stock options that may be granted to all persons in aggregate who are employed to perform investor relations activities is presently limited to an amount equal to 2% of the then issued and outstanding common shares (on a non-diluted basis) in any 12 month period and such stock options must vest in stages over a 12 month period with no more than 1/4 of the stock options vesting in any 3 month period. Other than the foregoing, our board of directors or our special committee of the board of directors, if one has been appointed, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each stock option become vested.

Exercise Price

The exercise price of any stock options granted under our 2012 stock option plan must be determined by the our board of directors or a special committee of our board of directors, if one is appointed, but may not be less than the price permitted by any stock exchange on which common shares are then listed or other regulatory body having jurisdiction, which minimum exercise price is currently not less than the discounted market price as defined by the policies of the TSX Venture Exchange. The minimum exercise price of common shares covered by the stock options cannot be established unless the stock options are allocated to a particular optionee.

The exercise of any stock option is contingent upon our receipt of a written notice of exercise, accompanied by cash payment, certified cheque or bank draft for the full purchase price of common shares with respect to which the stock option is exercised.

Option Period

The term of any stock options granted under our 2012 stock option plan must be determined by our board of directors, or by a special committee of our board of directors, if one is appointed, at the time of grant but, subject to earlier termination in the event of cessation as a director, officer, employee or consultant or in the event of death. The term of any stock options granted under our 2012 stock option plan may not exceed the maximum period permitted by any stock exchange on which common shares are then listed or other regulatory body having jurisdiction, which maximum period is presently 10 years from the date of grant.

If an optionee who is a director, officer, employee or consultant of our company or a subsidiary of our company ceases to act in that capacity (for a reason other than death), the optionee may, but only within 90 days (30 days for an optionee who is engaged in investor relations activities on behalf of our company) after ceasing to be a director, officer, employee or consultant, exercise his stock options to the extent he was entitled to exercise them at the date of such cessation.

In the event of the death of an optionee, the stock options previously granted to him are exercisable only within 12 months next succeeding such death and then only by the person or persons to whom the optionee’s rights under the stock options pass by the optionee’s will or the laws of descent and distribution and if and to the extent that he was entitled to exercise the stock options at the date of his death.

Transferability

The stock options are not transferable or assignable unless specifically provided in our 2012 stock option plan. During the lifetime of an optionee, the stock options may only be exercised by the optionee.

Securities Regulation and Tax Withholding

The common shares will not be issued with respect to a stock option unless the exercise of such stock option and the issuance and delivery of such shares comply with applicable securities laws and the rules of any applicable stock exchange and stock quotation system. The optionee must pay us promptly upon exercise of a stock option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes resulting upon exercise of a stock option or otherwise related to a stock option or common shares acquired in connection with a stock option.

Amendment and Termination of Our 2012 Stock Option Plan

Our board of directors, or a special committee of our board of directors, if one has been appointed, may at any time terminate our 2012 stock option plan. Our board of directors may, subject to such approvals as may be required under the rules of any stock exchange on which our common shares are then listed or other regulatory body having jurisdiction, also at any time may amend or revise the terms of our 2012 stock option plan, provided that no such amendment or revision alters the terms of any stock options theretofore granted under our 2012 stock option plan.

Necessary Approvals

The ability of the stock options to be exercised and the obligation of our company to issue and deliver shares in accordance with our 2012 stock option plan is subject to any approvals which may be required from our stockholders, any regulatory authority or stock exchange having jurisdiction over the securities of our company. So long as it remains a policy of the TSX Venture Exchange and common shares are listed on the TSX Venture Exchange, we must obtain disinterested stockholder approval for:

1.	our 2012 stock option plan, together with all of our previously established and outstanding stock option plans or grants, that could result at any time in:
	(a)	the number of shares reserved for issuance under stock options granted to the optionee who is an insider of our company exceeding 10% of the issued shares;
	(b)	the grant to the optionees who are insiders of our company, within a 12 month period, of a number of options exceeding 10% of the issued shares; or
	(c)	the issuance to any one optionee, within a 12 month period, of a number of shares exceeding 5% of the issued shares; or

2.	any reduction in the exercise price of the stock option if the optionee is an insider of our company at the time of the proposed amendment.

If any shares cannot be issued to the optionee for whatever reason, the obligation of our company to issue such shares must terminate and any stock option exercise price paid to our company should be returned to the optionee.

Annual Approval of Our 2012 Stock Option Plan

So long as it remains a policy of the TSX Venture Exchange and common shares are listed on the TSX Venture Exchange, our 2012 stock option plan must be annually approved by the TSX Venture Exchange and our stockholders.

Management and our board of directors recommend that you vote FOR the approval of our 2012 stock option plan.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS
TO BE ACTED UPON

Except as disclosed below and elsewhere in this information circular, no person who has been a director or executive officer of our company at any time since the beginning of our last financial year, proposed nominee for election as a director of our company, or associate or affiliates of any such directors, executive officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of our securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors or the appointment of the auditor.

Directors, executive officers, proposed nominees for election as director of our company may be interested in the approval of our 2012 stock option plan, pursuant to which they may be granted stock options. See “Re-Approval of 2012 Stock Option Plan”.

ADDITIONAL INFORMATION

Additional information relating to our company is available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission’s website at www.sec.gov. You may contact us at our office by mail at Argentex Mining Corporation, Suite 835, 1100 Melville St., Vancouver, British Columbia V6E 4A6 Canada, to request copies of our financial statements and the related management’s discussion and analysis. Financial information is provided in our comparative financial statements and management’s discussion and analysis for our most recently completed financial year.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this information circular have been approved and the delivery of it to each shareholder of our company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board.

By Order of the Board of Directors

“Michael Brown”
Michael Brown
President and Chief Executive Officer
September 30, 2014

SCHEDULE A

ARGENTEX MINING CORPORATION

2012 STOCK OPTION PLAN

1.	PURPOSE

          The purpose of this Stock Option Plan (the “Plan”) of Argentex Mining Corporation (the “Company”), a corporation continued under the laws of British Columbia, is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

2.	ADMINISTRATION AND GRANTING OF OPTIONS

          The Plan shall be administered by the Board of Directors of the Company or, if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Company, subject to approval by the Board of Directors of the Company (such committee or, if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the “Committee”) pursuant to rules of procedure fixed by the Board of Directors.

          The Committee may from time to time designate bona fide directors, officers, employees or consultants of the Company or a subsidiary of the Company, or a company that is wholly owned by a bona fide director, officer, employee or consultant of the Company or a subsidiary of the Company (the “Participants”) to whom options to purchase common shares of the Company (each, an “Option”) may be granted and the number of common shares to be optioned to each, provided that the total number of common shares to be optioned shall not exceed the number provided in Clauses 3 and 4 hereof. The Company shall ensure that Participants who are granted Options will be bona fide directors, officers, employees or consultants of the Company at the time of grant.

          The Plan will at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable securities laws and the rules of any applicable stock exchange or stock quotation system (the “Applicable Laws”).

3.	SHARES SUBJECT TO PLAN

          Subject to adjustment as provided in Clause 12 hereof, the shares to be offered under the Plan shall consist of Options to acquire up to a maximum of 10% of the number of issued and outstanding common shares in the Company’s capital stock at the time of the grant. The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan shall not exceed the maximum number of shares permitted under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

4.	NUMBER OF OPTIONED SHARES

          The number of shares subject to an Option to a Participant, other than a Consultant (as defined in the policies of the TSX Venture Exchange (the “Exchange”)) and an Employee (as defined in the policies of the Exchange) conducting Investor Relations Activities (as defined in the policies of the Exchange) shall be determined by the Committee, but no Participant, where the Company is listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted under any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum number of shares is presently an amount equal to 5% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period unless the Company receives disinterested shareholder approval.

          The maximum number of shares subject to an Option to a Participant who is a Consultant is presently limited to an amount equal to 2% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period.

          The maximum number of shares subject to Options to all persons in aggregate who are employed to perform Investor Relations Activities is presently limited to an amount equal to 2% of the then issued and outstanding shares of the Company (on a non-diluted basis) in any 12 month period and such Options must vest in stages over a 12 month period with no more than 1/4 of the Options vesting in any 3 month period.

          Other than the foregoing, the Committee, subject to the policies of the Exchange, may determine and impose terms upon which each Option shall become vested.

5.	MAINTENANCE OF SUFFICIENT CAPITAL

          The Company shall at times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6.	PARTICIPATION

          The Committee shall determine to whom Options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such Options shall be granted and the number of shares to be subject to each Option. An individual who has been granted an Option may, if the individual is otherwise eligible, and if permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, be granted an additional Option or Options if the Committee shall so determine.

7.	EXERCISE PRICE

          The exercise price of the shares covered by each Option shall be determined by the Committee. The exercise price shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. Currently, the minimum exercise price as determined by the Exchange is not less than the Discounted Market Price (as defined by the Exchange). The minimum exercise price cannot be established unless the Options are allocated to a particular Participant.

8.	DURATION OF OPERATION

          Each Option and all rights thereunder shall be expressed to expire on the date set out in the option agreements and shall be subject to earlier termination as provided in Clauses 10 and 11.

9.	OPTION PERIOD, CONSIDERATION AND PAYMENT

(a)

The option period (the “Option Period”) shall be a period of time fixed by the Committee, not to exceed the maximum period permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, which maximum period is presently ten (10) years from the date the Option is granted, provided that the Option Period shall be reduced with respect to any Option as provided in Clauses 10 and 11 covering cessation as a director, officer, employee or consultant of the Company or a subsidiary of the Company or death of the Participant.

(b)

Except as set forth in Clauses 10 and 11, no Option may be exercised unless the Participant is, at the time of such exercise, a director, officer, employee or consultant of the Company or a subsidiary of the Company.

(c)

The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the Option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

(d)

For greater certainty, an Option that had not become vested at the time that the relevant event referred to in Clause 10 or 11 occurred, shall not be or become vested or exercisable and shall be cancelled.

10.	CEASING TO BE A DIRECTOR, OFFICER, EMPLOYEE OR CONSULTANT

          If a Participant shall cease to be a director, officer, employee or consultant, as the case may be, of the Company or a subsidiary of the Company for any reason (other than death), he may, but only within 90 days after his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of a Participant who is engaged in Investor Relations Activity (as that term is defined in the policies of the Exchange) on behalf of the Company, this 90 day period referenced herein shall be shortened to 30 days.

          Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate.

11.	DEATH OF A PARTICIPANT

          In the event of the death of a Participant, the Option previously granted to him shall be exercisable only within the 12 months next succeeding such death and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; and

(b)	if and to the extent that he was entitled to exercise the Option at the date of his death.

12.	ADJUSTMENTS

          Appropriate and proportional adjustments in the exercise price of the Options and in the number of Options granted or to be granted may be made by the Committee in its discretion to give effect to adjustments in the number of common shares of the Company resulting from subdivisions, consolidations or reclassification of the common shares of the Company, the payment of stock dividends by the Company or other relevant changes in the capital of the Company.

13.	TRANSFERABILITY

          All benefits, rights and Options accruing to the Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

14.	SECURITIES REGULATION AND TAX WITHHOLDING

          Common shares of the Company will not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares comply with all Applicable Laws. The inability of the Company to obtain from any regulatory body the authority or approval deemed by the Company to be necessary for the lawful issuance and sale of any Options or shares under the Plan, or the unavailability of an exemption from registration for the issuance and sale of any Options or shares under the Plan, will relieve the Company of any liability with respect to the non-issuance or sale of such Options or shares.

          As a condition to the exercise of an Option, the Committee may require the Participant to represent and warrant in writing at the time of such exercise that the shares are being purchased only for investment and without any then-present intention to sell or distribute such shares. At the option of the Committee, a stop-transfer order against such shares may be placed on the stock books and records of the Company, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such shares in order to assure an exemption from registration. The Committee may also require such other documentation as may from time to time be necessary to comply with applicable securities laws. The Company has no obligation to undertake registration of Options or the common shares of the Company issuable upon the exercise of the Options.

          The Participant shall pay the Company by cash payment, certified cheque or bank draft, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes that the Committee, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of common shares of the Company acquired upon exercise of an Option or otherwise related to an Option or common shares of the Company acquired in connection with an Option. Upon approval of the Committee, a Participant may satisfy such obligations by complying with any other payment mechanism approved by the Committee from time to time.

          The issuance, transfer or delivery of certificates of common shares of the Company pursuant to the exercise of Options may be delayed, at the discretion of the Committee, until the Committee is satisfied that the requirements of the applicable securities laws and the withholding provisions under Applicable Laws have been met and that the Participant has paid or otherwise satisfied any withholding tax obligation as described above.

15.	HOLD PERIOD

          Share certificates issued on exercise of an Option shall be legended in all cases as may be required by applicable securities laws and the rules of the Exchange.

16.	AMENDMENT AND TERMINATION OF PLAN

          The Committee may, at any time, suspend or terminate the Plan. The Board of Directors may, subject to such approvals as may be required under the rules of any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, also at any time amend or revise the terms of the Plan, PROVIDED that no such amendment or revision shall alter the terms of any Options theretofore granted under the Plan.

17.	NECESSARY APPROVALS

          The ability of the Options to be exercised and the obligation of the Company to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from the shareholders of the Company, any regulatory authority or stock exchange having jurisdiction over the securities of the Company. So long as it remains a policy of the Exchange and the common shares of the Company are listed on the Exchange, the Company shall obtain disinterested shareholder approval for:

(a)	the Plan, together with all of the Company’s previously established and outstanding stock option plans or grants, that could result at any time in:

	(i)	the number of shares reserved for issuance under stock options granted to the Participant who is an insider of the Company exceeding 10% of the issued shares;

	(ii)	the grant to the Participants who are insiders of the Company, within a 12 month period, of a number of options exceeding 10% of the issued shares; or

	(iii)	the issuance to any one Participant, within a 12 month period, of a number of shares exceeding 5% of the issued shares; or

(b)	any reduction in the exercise price of the Option if the Participant is an insider of the Company at the time of the proposed amendment.

          If any shares cannot be issued to the Participant for whatever reason, the obligation of the Company to issue such shares shall terminate and any Option exercise price paid to the Company will be returned to the Participant.

18.	EFFECTIVE DATE OF PLAN

          The Plan has been adopted by the Board of Directors and shall become effective upon the later of (i) the date of first approval of the Plan by the shareholders of the Company and (ii) the date of first approval of the Plan by the Exchange. So long as it remains a policy of the Exchange and the common shares of the Company are listed on the Exchange, the Plan must be annually approved by the Exchange and the shareholders of the Company.

Effective Date: September 27, 2012

SCHEDULE B

ARGENTEX MINING CORPORATION

Audit Committee Charter

The following Audit Committee Charter was adopted by the Audit Committee of the Board of Directors (the “Board”) and the Board of Argentex Mining Corporation (the “Company”):

I.	Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

  serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

  review and appraise the performance of the Company’s external auditors; and

  provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

II.	Composition

The Committee shall be comprised of a minimum three directors as determined by the Board. If the Company ceases to be a “venture issuer” (as that term is defined in Multilateral Instrument 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in Multilateral Instrument 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be appointed by a resolution passed by the Board.

III.	Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review

	(a)	review and update this Audit Committee Charter annually; and

(b)

review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors

	(a)	review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board and the Committee as representatives of the shareholders of the Company;

	(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;

	(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(d)

take, or recommend that the Company’s full Board take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

	(e)	recommend to the Company’s Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

	(f)	recommend to the Company’s Board the compensation to be paid to the external auditors;

(g)

at each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(h)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;

(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(a)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(b) such services were not recognized by the Company at the time of the engagement to be non-audit services, and

(c)

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes

	(a)	in consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;

	(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

	(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;

	(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

	(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;

	(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

	(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

	(i)	review certification process;

	(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

	(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.	Other

	(a)	review any related-party transactions;

	(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

	(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.